

July 19, 2012

<u>Via E-mail</u>
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

> **Re: SRKP 16, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed May 24, 2012**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed April 20, 2012**
> **File No. 000-52932**

Dear Mr. Vecchione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed May 24, 2012

Share and Warrant Cancellation, pages 9 and 62

1.   We note your response to comment 1 in which you indicate that the Cancellation Agreement was a contract that accomplished no corporate action. Please tell us the consideration that security holders received in exchange for their agreement to the Cancellation Agreement. Also, disclose the number of shareholders that were party to the agreement and describe their relationship to the company.

Management's Outlook, page 51

2.   We note your response to comment 2. Please file the CSMC written confirmation of the effectuated license as an exhibit to the Form 8-K or tell us why you are not required to do so.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Senior Counsel